Exhibit 99.2
SCHEDULE II
The Capital STAR Trust

		Per Share
Trade Date	Shares	Average Price	Nature of Transaction
November 21, 2008	325,000	USD$7.4794	Open market sale
November 24, 2008	225,000	USD$7.8508	Open market sale
November 25, 2008	175,000	USD$8.0219	Open market sale
November 26, 2008	425,000	USD$8.0972	Open market sale
December 1, 2008	300,000	USD$8.8051	Open market sale
December 2, 2008	61,433	USD$8.8361	Open market sale
Note: Mr. Melnyk disclaims any beneficial ownership relating to any shares owned by the Capital STAR Trust or its predecessor trusts, and the inclusion of any information in this Schedule II shall not be deemed to be an admission by Mr. Melnyk that he is or was a beneficial owner of, or exercises or exercised voting or investment power or control or direction over, any of those shares, or an admission that disclosure by Mr. Melnyk of any shares of Common Stock owned by the Capital STAR Trust or by any predecessor trusts is or was required under the Act.